

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

May 12, 2006

Joe V. Olree
Vice President and Chief Financial Officer
Landmark Land Company, Inc.
2817 Crain Highway

Re: Landmark Land Company, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2005
File No. 1-08755

Dear Mr. Olree:

We have reviewed your response dated May 3, 2006 to our comment letter dated April 26, 2006. We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Joyce Sweeney
Accounting Branch Chief